Exhibit 99.2

Guardforce AI Implements Smart Solutions and AI Applications in Thailand

Launched Strategy Toward AI-Driven Growth

NEW YORK, NY, July 28, 2025 – Guardforce AI Co., Limited (Nasdaq: GFAI, GFAIW) (“Guardforce AI” or the “Company”), a global integrated security solutions provider specializing in secured logistics, AI, and Robot-as-a-Service (RaaS), today announced the successful launch of its smart solutions and AI applications at its rebranding event hosted by its Thai subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited (“GFCS”), on July 25, 2025, in Bangkok, Thailand.

The event brought together key clients and regional stakeholders to witness the Company’s transformation. During the event, GFCS introduced its refreshed brand identity and expanded business portfolio with two updated solutions: Smart Cash Solution and Smart Retail Solution. The company also presented its first AI Agent application and shared its strategic vision for the future, demonstrating Guardforce AI’s strategic commitment to advancing AI-driven services and positioning itself as a technology-forward partner.

Smart Cash Solution is designed to support back-office cash management automation by streamlining cash handling processes and improving accuracy. Smart Retail Solution offers comprehensive functionalities such as customer flow analysis, inventory management and behavior pattern recognition. The solution serves diverse retail environments, from supermarkets and convenience stores to shopping malls.

Looking towards the future, Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, commented, “Our track record has proven our capability to integrate AI solutions that address real-world business challenges. Earlier this year, we launched our first AI agent implementation in travel, DeepVoyage Go (DVGO), which empowers experienced travel advisors for high-quality travel planning services. DVGO is based on our advanced AI platform designed to understand client intentions and deliver personalized solutions that enhance sales and marketing effectiveness while improving operational efficiency. This platform represents the next evolution of our service capabilities, enabling us to serve our clients even better by providing intelligent, tailored solutions that drive measurable business outcomes. It supports Guardforce AI’s broader mission to expand recurring revenue streams through high-margin, tech-enabled services.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is an integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing process, especially for the retail and travel industry in the Asia Pacific. Drawing on 42 years’ operational experience, a premiere long-term customer base, and well-established sales channels, Guardforce AI has built a robust foundation towards the next level of elevating tailored AI solutions and expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com